Exhibit 4.23

SHARE AND DEBT SALE DEED

DATED: JUNE 1, 2004

BETWEEN:

RANDGOLD RESOURCES LIMITED

AND

RESOLUTE MINING LIMITED

[TROIKA LEGAL Letterhead]

SHARE AND DEBT SALE DEED

THIS DOCUMENT is made on June 1, 2004

BETWEEN:

RANDGOLD RESOURCES LIMITED (Registration Number 62686) of La Motte Chambers, La Motte Street, St Helier, Jersey JE1 1BJ, Channel Islands ("Randgold Resources")

AND:

RESOLUTE MINING LIMITED (ACN 009 069 014) of 4th Floor, The BGC Centre, 28 The Esplanade, Perth, Western Australia ("Resolute")

RECITALS:

A.	Randgold Resources is the registered holder and beneficial owner of the whole of the issued capital of Randgold Somisy.

B.	Randgold Somisy owns 80% of the issued share capital of Somisy S.A.

C.	Under the Heads of Agreement, Randgold Resources granted Resolute an option to purchase:

(1)	the Shares, being the whole of the issued capital of Randgold Somisy; and

(2)	the Debts, being any debts owed by Randgold Somisy and Somisy S.A. to Randgold Resources or any Related Body Corporate of Randgold Resources at Completion.

D.	Resolute exercised its Option on the Option Date.

E.	The Parties wished to enter into this Document to record the terms on which the Shares and Debt will be purchased by Resolute.

THE PARTIES HAVE AGREED AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION

1.1	The following words have these meanings in this Document unless the contrary intention appears:

(1)	"Average Gold Price" means the average price for gold for any Calendar Quarter determined by dividing the sum of the daily prices posted on each Business Day during the Calendar Quarter by the number of Business Days that prices were posted. The posted prices are the London PM fix US$ spot gold price quoted on the London Metals Exchange Limited or its successor in title or such other price as may be determined pursuant to clause 3;

(2)	"Business Day" means a day on which trading banks are open for general business in London;

(3)	"Calendar Quarter" means a period of 3 months commencing on 1 January, 1 April, 1 July or 1 October in any year;

(4)	"Completion" means settlement of the sale and purchase of the Shares and transfer of the Debts in accordance with clause 3 and "Complete" has a corresponding meaning;

(5)	"Completion Date" means the date of this Document;

(6)	"Confidential Information" means all trade secrets and all financial, marketing and technical information, ideas, concepts, knowhow, technology, processes and knowledge which is confidential or of a sensitive nature, but excludes that which is in the public domain;

(7)	"Debt Price" means the sum of $9,852,590.51;

(8)	"Debts" means the Randgold Somisy Debt and the Somisy S.A. Debt;

(9)	"Deposit" means the US$1,300,000 paid by Resolute into Randgold Resources' solicitors' trust account pending Completion and settlement of the transfer of the Shares and Debts or to satisfy the provisions of clause 7;

(10)	"Document" means this document and the contract or agreement created by this document;

(11)	"Dollars", "$", "US$", and "$US" mean the lawful currency of the United States of America unless specifically stated otherwise;

(12)	"Encumbrance" means any encumbrance, mortgage, pledge, charge, lien, assignment, hypothecation, security interest, title retention, preferential right or trust arrangement and any other security or agreement of any kind given or created and including any possessory lien in the ordinary course of business whether arising by operation of law or by contract;

(13)	"Heads of Agreement" means the Heads of Agreement dated 16 April 2003, between Randgold Resources and Resolute;

(14)	"Mali" means the Republic of Mali;

(15)	"Option" means the option granted by Randgold Resources to Resolute to purchase 100% of Randgold Somisy's issued share capital and all debts owed by Randgold Somisy and Somisy S.A. to Randgold Resources and its subsidiaries, referred to in clause 3 of the Heads of Agreement;

(16)	"Option Date" means 5 April 2004, being the date on which Resolute exercised its Option;

(17)	"Option Fees" means the fees due from Resolute to Randgold Resources pursuant to the provisions of the Heads of Agreement;

(18)	"Party" means a party to this Document;

(19)	"Purchase Price" means $9,852,591.51, being the sum of the Share Price and the Debt Price;

(20)	"Quarter Date" means any date being no later than 30 days after the end of each Calendar Quarter

(21)	"Randgold Resources' Account" means such bank account, details of which have been notified to Resolute prior to:

(a)	in the case of the Purchase Price, Completion; and

(b)	in the case of each Royalty, the relevant Quarter Date;

(22)	"Randgold Somisy" means Randgold Resources (Somisy) Limited [No 63495] of La Motte Chambers, La Motte Street, St Helier, Jersey, Channel Islands, registered on 8 October 1999;

(23)	"Randgold Somisy Debt" means the total amount of all principal, interest and other costs, charges, and expenses in respect of all indebtedness owing by Randgold Somisy to Randgold Resources or any of its Subsidiaries (other than Somisy S.A.) at Completion;

(24)	"Records" means originals and copies, in machine readable or printed form, of all books, files, reports, records, correspondence, documents and other material of Randgold Somisy, Somisy S.A. or any of their Subsidiaries including:

(a)	sales literature, market research reports, brochures and other promotional material (including printing blocks, negatives, sound tracks and associated material);

(b)	all sales and purchasing records;

(c)	all trading and financial records; and

(d)	lists of all regular suppliers and customers;

(25)	"Related Body Corporate" in relation to a body corporate, means a body corporate which controls, is controlled by or is in common control with the first mentioned body corporate;

(26)	"Royalty" means the royalty payable in accordance with clause 4;

(27)	"Share Price" means $1.00;

(28)	"Shares" means the whole of the issued capital of Randgold Somisy;

(29)	"Shareholders Agreement" means the shareholder agreement dated 23 September 1992 between the Republic of Mali, BHP Minerals International Inc. and the International Finance Corporation;

(30)	"Somisy S.A." means Societe des Mines de Syama S.A., of 104, Rue 214, Hippodrome, PB E – 1160, Bamako, Mali;

(31)	"Somisy S.A. Debt" means the total amount of all principal, interest and other costs, charges and expenses in respect of all indebtedness owing by Somisy S.A. to Randgold Resources or any of its Subsidiaries (other than Randgold Somisy) at Completion including without limitation, the aggregate amount of $353,549,401.55 referred to in the Deed of Acknowledgement and Confirmation of Debt dated the same date as this Document;

(32)	"Subsidiary" has the following meaning. If a body corporate (Company A):

(a)	controls the composition of another body corporate's (Company B)'s) board; or

(b)	is in a position to cast, or control the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of the other body corporate (Company B); or

(c)	holds more than one-half of the issued share capital of the other body corporate (Company B), (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital),

Company B is a subsidiary of Company A;

(33)	"Syama Gold Mine" means the gold mine located approximately 300 km south of Bamako and within 25 km of the border of Mali with Ivory Coast, more specifically referred to in the Shareholders Agreement, which expression shall include any mine or mines located in, or producing gold from any ore located in, any land or other asset owned by Somisy S.A. as at the date of this Document; and

(34)	"Warranties" means the warranties in clause 5.1 of this Document.

1.2	In this Document unless the contrary intention appears:

(1)	a reference to a clause or schedule is a reference to a clause of or schedule, to this Document and references to this Document include any clause or schedule;

(2)	a reference to this Document or another instrument includes any variation or replacement of either of them;

(3)	a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(4)	the singular includes the plural and vice versa;

(5)	where a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(6)	the word person includes a firm, a body corporate, an unincorporated association or an authority;

(7)	if a period of time is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day; and

(8)	a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later.

1.3	Headings are inserted for convenience and do not affect the interpretation of this Document.

2.	SALE AND PURCHASE OF SHARES AND DEBT

2.1	Subject to the terms and conditions of this agreement, Randgold Resources hereby agrees to sell, transfer and assign to Resolute, and Resolute agrees to acquire, on the Completion Date, the Shares and the Debts, free from Encumbrances.

2.2	Pursuant to clause 2.1 of this Document at Completion Randgold Resources hereby transfers and assigns to Resolute the full legal and beneficial title to the Debts and the full right and entitlement to recover full payment or repayment of the Debts including each of the debts described in the Deed of Acknowledgment and Confirmation of Debt referred to in clause 1.1 (31) of this Document. Randgold Resources agrees that pursuant to such assignment Resolute shall be entitled to sue for and pursue recovery of the Debts including each of the debts described in the Deed of Acknowledgement and Confirmation of Debt referred to in clause 1.1 (31) of this Document in all respects as if Resolute had been named as a party in that deed in place of Randgold Resources.

2.3	The Parties acknowledge that Resolute has paid the Deposit into Randgold Resources' solicitor's trust account to be held in escrow pending Completion. The Parties agree that the Deposit will form part of the purchase price for the Shares and the Debts.

2.4	In consideration of Randgold Resources agreeing to sell, transfer and assign the Shares and the Debts to Resolute, Resolute agrees to:

(1)	pay the Share Price and the Debt Price in cash to Randgold Resources on or before the Completion Date; and

(2)	pay the Royalty in cash to Randgold Resources in accordance with clause 4.

3.	COMPLETION

3.1	Completion of the sale and purchase of the Shares and the Debts will take place on the Completion Date at the offices of Somisy S.A. or such other time and place as Randgold Resources and Resolute may agree.

3.2	On Completion, Randgold Resources must:

(1)	deliver, or if Resolute shall so agree, make available, to Resolute or its solicitors:

(a)	the transfers in common form relating to all the Shares (the "Share Transfer Forms"), each duly executed by Randgold Resources, including in accordance with the Memorandum and Articles of Association of Randgold Somisy;

(b)	evidence that the directors of Randgold Somisy have:

(i)	authorised some person to execute the Share Transfer Forms pursuant to Article 11 of the Memorandum and Articles of Association of Randgold Somisy;

(ii)	approved the Share Transfer Forms;

(iii)	not suspended the register of transfer of Shares pursuant to Article 27 of the Memorandum and Articles of Association of Randgold Somisy;

(c)	share certificates for the Shares duly endorsed for transfer to Resolute;

(d)	share certificates for all the shares of Somisy S.A. registered in the name of Randgold Somisy;

(e)	a duly executed deed of novation to Resolute, of the contract for the management or operation of the Syama Gold Mine in the form agreed by the Parties;

(f)	the resignation of each director of Randgold Somisy and of each director nominated by Randgold Resources of Somisy S.A.;

(g)	the minute books and other records of meetings or resolutions of members and directors of Randgold Somisy and Somisy S.A.;

(h)	all registers of Randgold Somisy and Somisy S.A. (including the register of members, register of options, register of directors, register of charges) in proper order and condition and fully entered up to the Completion Date;

(i)	to the extent that any of the following are in the possession, custody or control of Randgold Resources all available copies of the constitution of Randgold Somisy and Somisy S.A.;

(j)	a duly completed authority for the alteration of the signatories of each bank account of Randgold Somisy and Somisy S.A.;

(k)	a notice of assignment of each of the Debts duly executed by Randgold Resources directed to each of the debtors of the Debts in the form and on the terms previously agreed between the Parties.

3.3	On Completion, Randgold Resources shall procure the passing of board resolutions of Randgold Somisy:

(1)	sanctioning for registration (subject where necessary to due stamping) the transfers in respect of the Shares;

(2)	appointing Peter Ernest Huston to be a director of Randgold Somisy;

(3)	revoking all mandates to bankers and giving authority in favour of the director appointed under clause 3.3(2) above or such other persons as Resolute may nominate to operate the bank accounts thereof.

3.4	On Completion, Randgold Resources shall procure the passing of board resolutions of Somisy S.A.:

(1)	appointing Peter Ernest Huston to be a director of Somisy S.A.;

(2)	accepting the resignation of each director nominated by Randgold Resources of Somisy S.A.; and

(3)	giving authority to the director appointed under clause 3.4(1) above or such other persons as Resolute may nominate to operate the bank accounts thereof.

3.5	The obligations of the Parties in respect of Completion are interdependent and all actions at Completion will be deemed to take place simultaneously.

3.6	Following Completion Resolute undertakes to Randgold Resources to use all reasonable endeavours to ensure that Randgold Resources and all of its Related Bodies Corporate are released from the guarantees, or letters of comfort given or incurred by it which relates in whole or part to debts or other liabilities or obligations, for a maximum amount as at 30 April 2004 of US$1,677,172.00 to the Banque du Developpement du Mali and for a maximum amount as at 30 April 2004 of US$1,340,773.00 to Rolls Royce Power Ventures of Somisy S.A. and prior to such release Resolute undertakes to Randgold Resources to keep Randgold Resources and each of its Related Body Corporate indemnified against any failure to make any such repayment or any interest accruing from 30 April 2004 to the Completion Date and any increase in liability arising under any such guarantee or, letter of comfort after the Completion Date.

4.	ROYALTY

4.1	Resolute undertakes to pay to Randgold Resources the Royalty by electronic transfer to the Randgold Resources' Account on each Quarter Date calculated in accordance with this Document.

4.2	In the event that during each Calendar Quarter, the Average Gold Price exceeds US350 per ounce, the Royalty payable in respect of such Calendar Quarter (the "Relevant Calendar Quarter") shall be calculated in accordance with the following formula, and otherwise capped at US$25 million:

	Royalty	=	Quantity x Royalty Rate x 80%
where:
	Quantity	=	The number of ounces of gold produced during each Relevant Calendar Quarter from the Syama Gold Mine (each ounce of gold produced during each Relevant Calendar Quarter being an "Ounce".
	Royalty Rate	=	US$10 per ounce for the first 1 million Ounces of gold produced and which is attributable to Randgold Somisy's 80% interest in Somisy S.A. ; and
US$5 per ounce for each Ounce of gold produced (and which is attributable to Randgold Somisy's 80% interest in Somisy S.A.) in excess of 1 million Ounces up to and including 4 million Ounces.

4.3	Resolute shall, upon written request from Randgold Resources, give Randgold Resources full records of the gold produced by Somisy S.A. from the Syama Gold Mine. If there is a dispute related to the calculation of the Royalty payable under clause 4 of this Document, the Parties may refer the dispute to arbitration under clause 15.

4.4	The Parties undertake that if the London PM fix US$ spot gold price quoted on the London Metals Exchange ceases to be published, the Average Gold Price shall be calculated by reference to such other index as may be specified by such independent bank of international standing in the gold market as may be jointly nominated by Randgold Resources and Resolute.

4.5	For the purposes of clause 4.4 of this Document, if Resolute does not nominate its suggested independent bank nominee to Randgold Resources within 7 days of a written request to do so from Randgold Resources, then Randgold Resources may solely nominate an independent bank as required under clause 4.4.

5.	WARRANTIES

5.1	Randgold Resources warrants to Resolute that:

(1)	in the course of the due diligence exercise referred to in the Heads of Agreement Randgold Resources disclosed to Resolute all facts and circumstances reasonably likely to be material to Resolute as a party acquiring an interest in Randgold Somisy or the Syama Gold Mine;

(2)	the audited financial statements of Randgold Somisy and Somisy S.A. as at 31 December 2001, 2002 and 2003 are in all material respects both complete and accurate;

(3)	other than the information which has been disclosed during the course of the due diligence exercise referred to in the Heads of Agreement, there has been no material adverse change affecting the Syama Gold Mine prior to the Resolute's exercise of the Option;

(4)	all information, including (without limitation) financial, legal and technical information concerning the Syama Gold Mine, Somisy S.A. and Randgold Somisy, given to Resolute during the course of the due diligence exercise referred to in the Heads of Agreement, is in all material respects to the best of Randgold Resource's knowledge, both complete and accurate;

(5)	save as disclosed in writing to Resolute, Somisy S.A. is not a party to any agreement, arrangement or understanding which is subject to pre-emptive rights or change of control provision, which would materially affect the value of Somisy S.A. and the Syama Gold Mine on the acquisition by Resolute of an interest in the Syama Gold Mine; and

(6)	Randgold Resources has disclosed in writing to Resolute, all facts and circumstances material to this Document and which would be material or would be reasonably likely to be material to a purchaser in the position of Resolute.

5.2	Save in the case of any liability based upon fraud or fraudulent concealment by Randgold Resources, Randgold Resources shall not be liable in respect of a claim under the Warranties unless written notice of such claim settling out reasonable details of the relevant claim is served upon Randgold Resources by no later than 5:00pm on the second anniversary of Completion.

5.3	Save in the case of fraud or fraudulent concealment the aggregate liability of Randgold Resources in respect of all claims under this Document and the Heads of Agreement shall not in any circumstances exceed $25,000,000.

5.4	Resolute will take or procure the taking of all such reasonable steps as are required by law in order to mitigate any claim under this Document and the Heads of Agreement. Nothing in this Document shall or shall be deemed to relieve Resolute of any common law or other duty to mitigate any loss or damage incurred by it.

5.5	Resolute covenants and agrees that neither it nor any of its Related Body Corporates have been induced to enter into any Transaction Document in reliance upon, any warranty, representation, statement, assurance, covenant, agreement, undertaking, indemnity or commitment whether express or implied, written or oral, or of any nature whatsoever other than:

(1)	a Warranty referred to in clause 5.1 of this Document;

(2)	a written representation, statement, assurance, or agreement contained in or given pursuant to a Warranty made or given under clause 5.1 of this Document; or

(3)	an express written representation, statement, assurance, agreement, indemnity or commitment contained or given in the Heads of Agreement.

6.	CONFIDENTIALITY

6.1	Each Party is to keep confidential the terms of this Document, and any other Confidential Information obtained in the course of furthering this Document, or during the negotiations preceding this Document, and is not to disclose it to any person except:

(1)	to employees, legal advisers, auditors and other consultants requiring the information for the purposes of this Document;

(2)	with the consent of the other Party;

(3)	if the information is, at the date of this Document, lawfully in the possession of the recipient of the information through sources other than any of the other Parties;

(4)	if required by law or a stock exchange or other regulatory body;

(5)	if strictly and necessarily required in connection with legal proceedings relating to this Document;

(6)	if the information is generally and publicly available other than as a result of a breach of confidence; or

(7)	to a financier or prospective financier (or its advisers) of a Party.

6.2	A Party disclosing Confidential Information must use all reasonable endeavours to ensure that persons receiving Confidential Information from it do not disclose the information except in the circumstances permitted in clause 6.1.

7.	DEFAULT BY RESOLUTE

7.1	If Resolute fails to Complete, other than as a result of default by Randgold Resources, Randgold Resources may give Resolute notice requiring it to complete within 14 days of service of the notice. If Resolute fails to Complete within that period, Randgold Resources may at its election proceed for specific performance or terminate this Document and in either case:

(1)	Randgold Resources may seek damages for the default; and

(2)	Randgold Resources is entitled to retain the Deposit and any interest accrued on the Deposit.

7.2	Nothing in this clause affects any other rights Randgold Resources may have against Resolute at law or in equity.

8.	DEFAULT BY RANDGOLD RESOURCES

8.1	If Randgold Resources fails to Complete, other than as a result of default by Resolute, Resolute may give Randgold Resources notice requiring it to Complete within 14 days of service of the notice. If Randgold Resources fails to Complete within that period, Resolute may at its election proceed for specific performance or terminate this Document and in either case Resolute may seek damages for the default.

8.2	Nothing in this clause affects any other rights Resolute may have against Randgold Resources at law or in equity.

9.	COSTS AND STAMP DUTY

9.1	Subject to clause 9.2, each Party must bear its own legal and other costs and expenses of and incidental to the preparation, execution and completion of this Document.

9.2	Resolute must bear all stamp duty payable or assessed in relation to this Document and the transfer of the Shares to Resolute.

10.	NOTICES

10.1	A notice, approval, consent or other communication in connection with this Document: must be in writing;

(1)	must be in writing.

(2)	must be left at the address of the addressee or sent by prepaid ordinary post to the address of the addressee or sent by facsimile to the facsimile number of the addressee which is specified in this clause or if the addressee notifies another address or facsimile number then to that address or facsimile number:

The address and facsimile number of each party are:

Randgold Resources Limited Mr Roger Williams La Motte Chambers La Motte Street

St Helier Jersey JE1 1BJ Channel Islands Facsimile: 44 1534 735 444

Resolute Mining Limited Mr Peter Sullivan 4th Floor, The BGC Centre 28 The Esplanade Perth Western Australia Facsimile: 618 9322 7597

10.2	A notice, approval, consent or other communication takes effect from the time it is received unless a later time is specified in it.

10.3	A letter or facsimile is taken to be received:

(1)	in the case of a posted letter, on the third day after posting;

(2)	in the case of facsimile, on production of a transmission report by the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the facsimile number of the recipient.

11.	ENTIRE AGREEMENT

11.1	Each Party on behalf of itself and as agent for each of its Related Body Corporate acknowledges and agrees with the other Party (each such Party acting on behalf of itself and as agent for each of its Related Body Corporate) that:

(1)	this Document together with any other documents including without limitation the Heads of Agreement referred to in this agreement (together herein called the "Transaction Documents") constitute the entire and only agreement between the Parties and their respective Related Body Corporate relating to the subject matter of the Transaction Documents;

(2)	the only remedies available to it in respect of the Transaction Documents (and, where appropriate, to its Related Body Corporate) are damages for breach of contract and, for the avoidance of doubt, neither it (nor its Related Body Corporate, where appropriate) have any right to rescind or terminate any Transaction Documents either for breach of contract or for negligence or innocent misrepresentation or otherwise;

PROVIDED THAT the provisions of this clause 11 shall not exclude any liability which either Party or, where appropriate, its Related Body Corporate would otherwise have to the other Party or, where appropriate, to the other Party's Related Body Corporate or any right which any of them may have to rescind this Document in respect of any statements made fraudulently by any of them prior to the execution of this Document or any rights which any of them may have in respect of fraudulent concealment by any of them.

11.2	In the event of any inconsistency between the wording of this Document and the wording of the Heads of Agreement, the wording of this Document will prevail.

12.	MISCELLANEOUS

12.1	A provision of or a right created under this Document may not be:

(1)	waived, except in writing signed by the Party granting the waiver; or

(2)	varied except in writing signed by the Parties.

12.2	The Warranties in this Document do not merge on Completion.

12.3	Each Party agrees, at its own expense, on the request of the other Party, to do everything reasonably necessary to give effect to this Document and the transactions contemplated by it (including the execution of documents) and to use all reasonable endeavours to cause relevant third parties to do likewise.

12.4	A Party may not make press or other announcements or releases relating to this Document and the transactions the subject of this Document without the approval of the other party to the form and manner of the announcement or release unless that announcement or release is required to be made by law or by a stock exchange.

13.	ASSIGNMENT

13.1	Subject to the provisions of this clause 13, neither Party may assign the benefit of all or any of the other Party's obligations or any benefit it enjoys under this Document.

13.2	If Randgold has received a written offer (the "Offer") which it intends to accept and therefore wishes to assign the benefit of the Royalty, Randgold shall first serve a written notice (the "Royalty Notice") on Resolute. The Royalty Notice shall:

(a)	Notify Resolute of the terms and the price (the "Royalty Price") at which the third party has offered to purchase the benefit of the Royalty; and

(b)	Irrevocably offer Resolute the opportunity to unconditionally purchase the benefit of the Royalty for the Royalty Price and subject to clause 13.4 on terms which are the same as the terms of the Offer (the "Royalty Offer").

13.3	Within 7 days of receipt of the Royalty Notice by Resolute, Resolute shall be entitled either to accept or decline the Royalty Offer. In the event that Resolute does not respond to the Royalty Offer in writing within 7 days of receipt of the Royalty Offer, Resolute shall be deemed to have declined the Royalty Offer.

13.4	In the event that Resolute accepts the Royalty, it shall have a period of 60 days from the date of acceptance or the period specified in the Royalty Offer whichever is the longer, to pay the Royalty Price.

13.5	If Resolute declines or is deemed to have declined the Royalty Offer, then Randgold may accept the Offer.

14.	THIRD PARTY RIGHTS

14.1	Any person (other than the Parties) who is given any rights or benefits under clause 13 and 14 of this Document (a "Third Party") shall be entitled to enforce those rights or benefits against the Parties in accordance with the Contracts (Rights of Third Parties) Act 1999.

14.2	Save as provided in clause 14.1 above the operation of the Contracts (Rights of Third Parties) Act 1999 is hereby excluded.

14.3	The Parties may, amend, vary or terminate this Document in such a way as may affect any rights or benefits of any Third Party which are directly enforceable against the Parties under the Contracts (Rights of Third Parties) Act 1999 without the consent of such Third Party.

14.4	Any Third Party entitled pursuant to the Contracts (Rights of Third Parties) Act 1999 to enforce any rights or benefits conferred on it by this Document may not veto any amendment, variation or termination of this Document which is proposed by the Parties and which may affect the rights or benefits of the Third Party.

15.	GOVERNING LAW

15.1	This Document (and any dispute, controversy or claim of whatever nature arising out of or in connection with this Document, including any question regarding its existence, validity or termination (a "Dispute") shall be governed by an construed in accordance with English law.

15.2	Any Dispute shall be referred to and finally resolved by a sole arbitrator under the LCIA (London Court of International Arbitration) Rules, which Rules are deemed to be incorporated by reference into this clause.

15.3	The seat, or legal place, of arbitration shall be London, England and the language to be used in the arbitral proceedings shall be English.

15.4	The costs incurred in connection with any arbitration shall be borne by the unsuccessful party unless the arbitrator determines otherwise.

IN WITNESS whereof this agreement has been executed on the date specified on page one of this Document.

SIGNED BY FOR AND ON BEHALF OF)		)
RANDGOLD RESOURCES LIMITED:	) ) )
/s/ Roger A. Williams			/s/ Dennis Mark Bristow
Signature of authorised person			Signature of authorised person
Finance Director			Chief Executive Officer
Office held			Office held
Roger A. Williams			Dennis Mark Bristow
Name of authorised person			Name of authorised person
SIGNED BY FOR AND ON BEHALF OF		)
RESOLUTE MINING LIMITED:	) ) )
/s/ Peter Sullivan			/s/ Greg Fitzgerald
Signature of authorised person			Signature of authorised person
Director			Company Secretary
Office held			Office held
Peter Sullivan			Greg Fitzgerald
Name of authorised person			Name of authorised person